White Knight Resources Ltd.

03 APR -1 AM 7:21

03007952

82-2850

News Release
March 24, 2003
NR# 03-04

SUPPL

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

Due to market conditions, White Knight Resources Ltd. ("the Company") has been unable to complete a previously announced non-brokered private placement of two million units at a price of $0.30 per unit (the "Unit").

On behalf of the Board of Directors,

"Gordon P. Leask"

Gordon P. Leask, P.Eng.
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com